Comment Number/Page Number	SEC Comment	Response to Comment
Comment 1 Page 5

Your disclosure on page 5 states, “all of the Company’s leases are unproven and undeveloped.”

Furthermore, your disclosure on page 12 states, “none of the potential production areas can be categorized as “Proven” as all are undrilled prospects” and “rather than trying to classify the potential production into “Proven reserves”, “Probable reserves”, or “Possible reserves”, you address all potential production as “Potential Resources.”

However, we note disclosures throughout the Offering Circular that include use of the terms reserve(s), proven, and possible in various contexts. To the extent that your use of these defined terms are inconsistent with the definitions in Rule 4-10(a)(26), (a)(22), and (a)(17) of Regulation S-X, please revise your disclosures throughout the Offering Circular to remove such references.

All references to “Proven”, “Possible”, and “Probable” reserves have been removed from the Offering Circular.

The “risk” of potential mineral lease acquisition activities of the Issuer discussed on Page 12 is only referring to the Company’s internal acquisition assessment process and does not apply to the identified mineral leases or prospects stated throughout the Offering Circular.

The risk factor titled “Reserve Data and Future Cash Flows” has been removed.

Comment 2 Page 7 (now page 8)	Please disclose the dilutionary effects on the investors who purchase the shares in the offering. See Item 4 to Form 1-A.

The Issuer included the following language on Page 8:

“The Company may engage in other financings including future equity raises. In the event the Company sells equity securities subsequent to an Investor’s purchase of Shares through this Offering or future offerings, the Investor’s proportionate ownership of the Company will be diluted.”

Comment 3 Page 8 (now page 9)

The Company provides that Rialto Markets is entitled to 3% commissions on all sales as a placement agent. The Company notes on page one that Rialto is also entitled to an additional 8% up to a maximum of $300,000 if securities are sold through the efforts of Rialto. Under the Plan of Distribution, the Company states that Rialto is entitled to 3% of sales, for a maximum of $300,000; in addition, the Company may pay Rialto 8% of gross proceeds from the sale of up to $2,000,000 resulting from the direct selling efforts of Rialto, not to exceed $120,000. Later, the Company discloses that in the event that Rialto's targeted selling efforts lead to sales up to $2,000,000 in common stock shares, Rialto will be entitled to 8% of gross proceeds of those sales not to exceed $160,000.

Please reconcile the inconsistencies of these disclosures.

The Issuer has updated the commissions and fee schedules throughout the Offering Circular.
Comment 4 Page 10 (now page 11)	For consistency and ease of use, please expand the tabular summary of Well Drilling Costs for Year One (2022) and Year Two (2023) to additionally include the appropriate Play and Tier number and identify the type of well to be drilled consistent with the information shown on page 12.

The Issuer has updated the anticipated drilling years for Year One to “(2023)” and Year 2 to “(2024)” on the table located on Page 12. The Issuer has added two columns to the Tables on page 11 identifying the Tier Number and Play Number. Furthermore, the Issuer has included information within these columns conforming to the table on Page 12.

Furthermore, The Company has updated the anticipated drilling years and its estimates contained within the tables located in the “Use of Proceeds” section.

Comment 5 Page 10 (now page 11)	Please expand your disclosure to verify if the well costs included in the tables on page 10 include all exploration and development costs, i.e. costs for drilling, completion, surface equipment and production tie-in. Refer to Rule 4-10(a)(12) and (a)(7) of Regulation S-X.	The Issuer has added language on Page 11 to indicate that all tables contained within Use of Proceeds include all exploration and development costs. The Issuer has also included language that materially mirrors the statutory definitions of “Development Costs’ and “Exploration Costs” in Rule 4-10(a)(12) and (a)(7) of Regulation S-X.

Comment 6 Page 11 (now page 12)	You disclose your assets consist of mineral interests on 91 leases covering a gross 1,520 acres. Please expand the description of your oil and gas property to separately disclose the total gross and net developed and undeveloped acreage amounts, the types and amounts of interests owned, and all associated expiration dates and/or costs to renew the leases. Refer to Item 1208(a), 1208(b) and the definitions in Item 1208(c) of Regulation S-K.

The Issuer has added the following language to Page 12 to state:

“This means that the Company has gross acres of 1520 acres as defined in Item 1208 of Regulation S-K. There are no productive wells as defined in Item 1208 of Regulation S-K. Net developed acres equals 0 as defined in Item 1208 of Regulation S-K. The undeveloped acreage equals 1520 acres as defined in Item 1208 of Regulation S-K.”

Comment 7 Page 11 (now page 12)	The disclosure on page 11 states, “These leases cover approximately 90% of the areas identified in Plays #2 through #6.” Please expand your disclosure to explain the risk of acquiring the remaining 10% acreage for Plays #2 through #6, the 100% of the acreage for Play #7, if true, and your consideration of the risk associated with not obtaining this acreage. Refer to Rule 4-10(a)(26) of Regulation S-X.	The Issuer has revised the language to state: “These Leases cover 100% of the gross acres identified in Plays #2 through #6. None of these mineral leases have produced hydrocarbons as of the date of this Offering Circular.”
Comment 8 Page 11 (now page 12)	Please expand your disclosure to provide the number of net productive and dry development and exploratory wells drilled during each of the last three fiscal years and the total number of gross and net productive wells as of the end of your current fiscal year. Refer to Items 1205, 1208(a) and the definitions in 1208(c) of Regulation S-K.

The Issuer has added the following language to Page 12 to state:

“There have been no wells drilled in the past three fiscal years, this includes dry development wells and exploratory wells drilled within the past three fiscal years of the Company.”

Comment 9 Page 12 (now page 13)	You include disclosures related to geological reports and a Potential Resources Review Report at page 12. We further note that the reports are not available for investors to assess. Please revise your disclosures to remove any implication that you have reserves or a reserve report. Please note that Item 1202 of Regulation S-K prohibits disclosure of the estimates or values of resources other than reserves. In this regard, remove the language suggesting that the Potential Resources Review Report authored by G.R.B. Resources, Inc. represents an alternative to or substitute for a reserves report.	All references to geological reports and the Potential Resources Review Report have been removed, throughout the Offering Circular.

Comment 10 Page 12 (now page 13)	Disclosures in your filing indicate that you have not commenced any drilling projects and have not generated any revenues. However, you state at page 12 that each of the defined projects all have direct offsetting production from various formations, both current production and historical production making the associated risk "extremely low." You further state Potential Resources that could be encountered would ultimately make the economic return of these Projects "very attractive and potentially substantial." Revise these disclosures to include a more balanced presentation of your business operations. We note the risk factors described in your Risk Factors section commencing at page 12.

All references to offsetting production wells and associated risk of the defined projects have been removed.

The “risk” of potential mineral lease acquisition activities of the Issuer’s discussed on Page 12 is only referring to the Issuer’s internal acquisition assessment process and does not apply to the mineral leases, projects, or prospects stated throughout the Offering Circular.

Comment 11 Page 19	The definitions provided in your glossary for: Exploration Well, Possible Reserves, Probable Reserves, and Proven Reserves appear to be inconsistent with the definitions of these terms in Rule 4-10(a) of Regulation S-X. Revise your disclosure as may be necessary to resolve the inconsistency.	These definitions have been revised to match the statutory language on Page 23
Comment 12 Page 20	Please update your disclosures to include the audited financial statements for the fiscal year ended December 31, 2021. See Part F/S to Form 1-A.

Part F/S starting on Page 24 has been updated to include Fiscal Year 2020, Fiscal Year 2021, and Interim Balance statements for periods ending June 30, 2021 and June 30, 2022.

“Management’s Discussion and Analysis of the Financial Condition of the Company” section has been updated to include the above-referenced financial statements.

Comment 13 Exhibits	Please file all exhibits required by Item 16 of Form 1-A. For example, please file your certification of incorporation and your subscription agreement	All exhibits required by the Form 1-A have been included in this amendment.
Comment 14 Exhibits	Please have counsel provide an updated Exhibit 12, the legal opinion of Richard Hoffman, to opine that the shares will be validly issued, fully paid, and non-assessable.	This exhibit has been modified and included.

Comment 15 General	The Company discloses they intend to offer the securities on a delayed or continuous basis pursuant to Rule 251(d)(3). Please disclose in the Offering Circular that the offering will commence within two calendar days of the qualification date and all shares are reasonably expected to be offered and sold within two years from the initial qualification date pursuant to Rule 251(d)(3)(i)(F).	The Issuer has modified the disclaimer on Page 1.
Comment 16 General	You include a website address but it does not appear operational yet. Please advise.	The website has been made operational.
Additional Change #1 Page 11

The Issuer has updated the “Lease Acquisition Reserves and Commissions” line item to One Million Three Hundred Twenty Eight Thousand Three Hundred Ninety Four Dollars Thirty One Cents ($1,328,394.31) throughout Page 11.

The Company has updated the “Start Up Expenses Reimbursement” to Seventy Three Thousand Two Hundred Ninety Five Dollars ($73,295.00) throughout Page 10.

Additional Change #2 Page 24

Part F/S starting on Page 24 has been updated to include Fiscal Year 2020, Fiscal Year 2021, and Interim Balance statements for period ending June 30, 2021 and June 30, 2022.

The Management’s Discussion & Analysis Section has been updated to reflect these changes to Part F/S.

Additional Change #3 Page 12		The Issuer has added additional language on Page 12 regarding Pooling and Spacing of the Project wells.